UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Amendment No. 1 to Report of Foreign Private Issuer on Form 6-K/A of ReTo Eco-Solutions, Inc., a British Virgin Islands company (the “Company”), is being furnished to amend the Company’s previously furnished Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission on May 9, 2023, in order to correct the market effective date of the Company’s share combination from May 12, 2023 to May 15, 2023.

On May 12, 2023, the Company issued a press release announcing the share combination with the corrected market effective date. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated May 12, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: May 12, 2023

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